LOGO

NOTICE OF ANNUAL AND

SPECIAL MEETING OF SHAREHOLDERS

To be held Thursday, May 18, 2006

at 9:00 a.m.

The Gallery Room at the

TSX Broadcast and Conference Centre

The Exchange Tower, 130 King Street West,

Toronto, Ontario

MANAGEMENT INFORMATION CIRCULAR

March 27, 2006

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 18, 2006

NOTICE IS HEREBY GIVEN that the annual and special meeting (the ‘‘Meeting’’) of the shareholders of International Royalty Corporation (the ‘‘Company’’) will be held in the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 18th day of May, 2006, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1.

receiving the Company’s audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor’s report thereon;

2.

appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;

3.

electing directors for the ensuing year;

4.

considering, and if thought appropriate, passing, with or without amendment, a special resolution to amend the articles of the Company to change the province in which the registered office is situated from Ontario to Alberta; and

5.

transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company’s audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor’s report thereon, together with management’s discussion and analysis, are contained in the Company’s annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company’s registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen’s Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Englewood, Colorado, this 27th day of March, 2006.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

LOGO

DOUGLAS B. SILVER

Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the ‘‘Company’’) to be used at the Annual and Special Meeting of the holders of common shares of the Company (the ‘‘Common Shares’’) to be held on Thursday, May 18, 2006 at 9:00 a.m. (Toronto time) (the ‘‘Meeting’’) at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto, Ontario.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner (‘‘NOBO’’) whose name has been provided to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting. To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk. Non-registered beneficial shareholders (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting. Also see ‘‘Non-Registered Holders’’ below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen’s Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under ‘‘Revocation of Proxies’’.

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favour of each item left blank. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Company is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 66 Wellington Street West, Suite 4200, Toronto, Ontario Attention: Nancy Eastman, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a ‘‘Non-Registered Holder’’) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited or ‘‘CDS’’).

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the ‘‘meeting materials’’) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common

Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form.   In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B.

Form of Proxy.   Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen’s Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Non-Objecting Beneficial Owners

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or any associate or affiliate of any such person, has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares. As of the date hereof, there are 57,038,140 Common Shares issued and outstanding.

Each holder of Common Shares (each a ‘‘Shareholder’’ and, collectively ‘‘Shareholders’’) is entitled to one vote for each Common Share. The directors have fixed the close of business on March 28, 2006 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on March 28, 2006 are entitled to receive notice of and to attend and vote at the Meeting except that a transferee of Common Shares acquired after that date shall be entitled to vote at the Meeting if such transferee produces properly endorsed certificates for such Common Shares or otherwise establishes ownership of such Common Shares and has demanded not later than 10 days before the Meeting that the name of such transferee be included on the list of Shareholders entitled to vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and executive officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CHRISTOPHER VERBISKI	8,125,349	14.2%

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and authorizing the directors of the Company to fix their remuneration.

Election of Directors

Directors of the Company are elected annually by the shareholders. The articles of the Company provide for a minimum of three and a maximum of 11 directors. There are currently nine directors of the Company.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Company expires at the Meeting. Management has been informed by each nominee that they are willing to stand for re-election and serve as a director. The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the nine persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company. The table includes information furnished by the nominees concerning their principal occupations, business or employment and the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed as of the date hereof.

Christopher Verbiski, a shareholder of the Company, has the right to nominate two directors for election to the board of directors of the Company (the ‘‘Board’’). Mr. Verbiski has nominated Christopher Daly and Colm St. Roch Seviour.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled
DOUGLAS B. SILVER(4) Colorado, USA	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company	1,021,000

DOUGLAS J. HURST(4) British Columbia, Canada	Director and President	2003	President of the Company	810,001

GEORGE S. YOUNG(4) Colorado, USA	Director and Vice President, General Counsel	2003	Director and Vice President, General Counsel of the Company	500,000

ROBERT W. SCHAFER(1)(2) Utah, USA	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)	250,000

GORDON J. FRETWELL(3) British Columbia, Canada	Director	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)	400,000

RENE G. CARRIER(1)(2)(3) British Columbia, Canada	Director	2003	President of Euro American Capital Corporation (a consulting company)	400,000

CHRISTOPHER DALY(1) Newfoundland, Canada	Director	2004	Chief Financial Officer of Coordinates Capital Corporation (a venture capital company)	—
COLM ST. ROCH SEVIOUR(2) Newfoundland, Canada	Director	2005	Senior Mining Partner of the law firm of Stewart McKelvey Stirling Scales	—

EDWARD L. MERCALDO(3) California, USA	Director	2005	Financial consultant and private investor	445,000

(1)

Member of the Audit Committee.

(2)

Member of the Management Resources and Compensation Committee.

(3)

Member of Corporate Governance Committee.

(4)

Member of the Executive Committee.

SPECIAL BUSINESS

Amendment to Articles

The articles of the Company provide that the registered office is to be situated in Ontario. The Company is considering changing the province in which the registered office is situated from Ontario to Alberta. In order to change the province in which the registered office is situated, the articles of the Company must be amended.

The amendment to the articles must be approved by a majority of two-thirds of votes cast at the Meeting on the resolution. Shareholders will be asked to consider, and if thought advisable to approve a resolution approving an amendment the Company’s articles as follows:

‘‘BE IT RESOLVED THAT:

1.

International Royalty Corporation (the ‘‘Company’’) be and hereby is authorized to file an amendment to the articles of the Company to change the province in which the registered office is situated from Ontario to Alberta;

2.

any one officer or director of the Company is hereby authorized and directed on behalf of the Company to deliver articles of amendment in duplicate, to the Director under the Canada Business Corporations Act and to sign and execute all documents and to do all things necessary or advisable in connection with the foregoing; and

3.

the board of directors of the Company is hereby authorized to revoke this special resolution in whole or in part without further approval of the shareholders of the Company at any time prior to the issue by the Director under the Canada Business Corporations Act of a certificate of amendment in respect of the amendment referred to above.’’

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the special resolution approving the amendment to the articles.

EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides a summary of compensation earned during each of the Company’s last three financial years by the Chief Executive Officer (‘‘CEO’’), each Chief Financial Officer (‘‘CFO’’) and the President (collectively, the ‘‘Named Executive Officers’’). No other executive officer earned in excess $150,000 during the financial year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long-term Compensation
					Awards
Name and Principal Position	Financial Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation ($)
DOUGLAS B. SILVER(1)	2003(2)	68,651	nil	nil	nil	nil
Chief Executive Officer	2004	132,443	nil	nil	nil	nil
	2005	179,458	nil	nil	1,071,000	nil

RAY W. JENNER(1)	2003	nil	nil	nil	nil	nil
Chief Financial Officer	2004	nil	nil	nil	nil	nil
	2005	110,855	nil	nil	175,000	nil

DOUGLAS J. HURST	2003(2)	48,920	nil	nil	nil	nil
President	2004	96,332	nil	nil	nil	nil
	2005	156,043	nil	nil	738,000	nil

DAVID R. HAMMOND(1)	2003	nil	nil	nil	nil	nil
former Chief Financial Officer	2004(3)	3,066	nil	nil	nil	nil
	2005	83,716	nil	nil	148,000	nil

(1)

Although dollar amounts in the table are in Canadian dollars, Messrs. Silver, Jenner and Hammond were paid in US dollars.

(2)

For the period from incorporation (May 7, 2003) to December 31, 2003.

(3)

For the period from December 14, 2004 to December 31, 2004.

Options Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning the individual grants of options to purchase Common Shares granted to Named Executive Officers during the financial year ended December 31, 2005.

Named Executive Officer	Common Shares under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares Underlying Options on the date of Grant ($/Common Share)	Expiration Date
DOUGLAS B. SILVER	900,000	22.6%	4.30	4.30	February 22, 2010
	171,000	4.3%	3.75	3.75	November 9, 2010

RAY W. JENNER	100,000	2.5%	3.97	3.97	April 19, 2010
	75,000	1.9%	3.75	3.75	November 9, 2010

DOUGLAS J. HURST	600,000	15.1%	4.30	4.30	February 22, 2010
	138,000	3.5%	3.75	3.75	November 9, 2010

DAVID R. HAMMOND	100,000	2.5%	4.30	4.30	February 22, 2010
	48,000	1.2%	3.75	3.75	November 9, 2010

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by the Named Executive Officers during the year ended December 31, 2005 and Common Shares under option to the Named Executive Officers as at December 31, 2005.

Option Exercises and Year-End Values

Named Executive Officer	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at FY-End(1) Exercisable / Unexercisable ($)
DOUGLAS B. SILVER	nil	nil	900,000 / 171,000	nil / nil
RAY W. JENNER	nil	nil	100,000 / 75,000	nil / nil
DOUGLAS J. HURST	nil	nil	600,000 / 138,000	nil / nil
DAVID R. HAMMOND	nil	nil	100,000 / 48,000	nil / nil

(1)

Based on the closing price of the Common Shares on the TSX on December 30, 2005 of $3.50.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with Messrs. Silver, Hurst, Hammond and Jenner. Each agreement calls for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive’s employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary. Based upon their current salaries, these arrangements would result in payments of US$600,000, US$450,000, US$330,000 and US$450,000 respectively.

Composition of the Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee (the ‘‘MRC Committee’’) are Messrs. Robert Schafer, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman. None of the members of the MRC Committee were officers or employees of the Company or any of its subsidiaries during the year ended December 31, 2005 and none were formerly an officer of the Company or any of its subsidiaries.

Report on Executive Compensation

The MRC Committee is responsible for the assessment of the performance of management and for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company’s disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally compensation of the Company’s executive officers, including the CEO, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits, as deemed appropriate by the MRC Committee, in order to attract and retain highly qualified and experienced executives and managers. The MRC Committee’s emphasis has been to maintain a balance between cash compensation and stock-based compensation. Officer base salary levels in 2005 were determined through an analysis of the compensation of executives with similar responsibilities, levels of experience and qualifications in a group of over 20 ‘‘comparable companies’’. The comparable companies were all mineral companies with TSX listings, market capitalizations from $100 million to $400 million, and included operating companies, companies in the development stage as well as exploration companies. Officer salaries in 2005 were determined with reference to the mean of the figures from the comparable companies.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Company and, in general, aligns the interests of the executives with those of the shareholders. In February 2005, the Company issued the first stock options under its newly formed stock option plan as compensation to management and the Board for the successful completion of its royalty acquisitions and initial public offering and to encourage management to remain with, and grow the Company over the long term. In November 2005, additional options were issued in conjunction with the Company’s annual salary review. The amounts of these options were based upon the same analysis of comparable companies described above.

The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance and progress of the Company toward meeting its long term goals. Bonuses will be awarded after a review of overall performance of both the Company and the individual senior executive during the course of each calendar year. No cash bonuses were awarded during 2005. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2006.

Mr. Silver has served as the Company’s Chief Executive Officer since the Company’s founding in May of 2003. The MRC Committee determined Mr. Silver’s compensation in 2005 with reference to the average of the comparable companies described above.

Submitted on behalf of the Management Resources and Compensation Committee:

‘‘Rene G. Carrier’’ (Chairman)

Performance Graph

The following graph illustrates the Company’s cumulative total shareholder return to December 31, 2005, assuming reinvestment of dividends on each dividend payment date, on a $100 investment on February 22, 2005 (date of the Company’s IPO) in Common Shares of the Company compared to the return on a comparable investment in the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index.

[GRAPH]

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) US$1,000 per meeting attended personally and US$500 per meeting attended by telephone; (b) an annual director’s fee of US$10,000; (c) accommodation and travel expenses for the purposes of attending Board meetings; and (d) stock options as determined by the MRC Committee of the Board. In addition, the Lead Director of the Company receives an annual fee of US$3,000 and each Committee Chair receives US$1,000 per annum. During 2005, the Company paid US$63,434 in annual directors fees, US$11,750 in board meeting fees and US$3,750 in committee meeting fees.

During the year ended December 31, 2005 the Company incurred legal fees of $12,496 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company’s directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2005.

Plan Category	Number of Securities to be issued upon exercised of outstanding options, warrants and rights	Weighted-Average Exercise Price of outstanding options, warrants and rights

Number of Securities remaining

available for future issuance under

equity compensation plans (excluding

securities referred to under the

heading ‘‘Number of Securities to be

issued upon exercised of outstanding

options, warrants and rights’’)

Equity Compensation Plans approved by securityholders(1)	3,978,000	$ 4.19	1,723,066
Equity Compensation Plans not approved by securityholders	973,658(2)	$ 1.76	Nil
Total	4,961,658		1,723,066

(1)

The Company has a stock option plan which was approved by shareholders on May 26, 2005 which became effective on April 21, 2005 (the ‘‘Stock Option Plan’’). 5,701,066 Common Shares are reserved for issuance under the Stock Option Plan. The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant. The maximum term of options granted is ten years.

(2)

Includes 424,710 compensation warrants exercisable into 424,710 Common Shares at an exercise price of $0.80 per Common Share; and 548,948 warrants exercisable into 548,948 Common Shares at an exercise price of $3.00 per Common Share.

CORPORATE GOVERNANCE

The Board considers good corporate governance to be an integral part of the effective and efficient management of the Company. The following disclosure of the Company’s approach to corporate governance is made in compliance with National Instrument 58-101 of the Canadian Securities Administrators.

Board of Directors

The Board is currently comprised of nine members, five of which (Messrs. Carrier, Daly, Mercaldo, Schafer and Seviour) are considered independent directors within the meaning of National Instrument 58-101. None of these five directors is an executive officer or employee of the Company, and none of them have any direct, or indirect, material relationship with the Company, other than as shareholders, which could reasonably interfere with the exercise of a director’s independent judgment. Mr. Fretwell is not independent because he was the Secretary of the Company until May of 2005. The remaining members of the Board, Messrs. Silver, Hurst and Young are not independent since they are executive officers of the Company.

The Chairman of the Board, Mr. Silver is not an independent Director. Rene Carrier is Lead Director of the Company. In this capacity, Mr. Carrier’s role is to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a board in an effective manner independently of management. During 2005, the independent directors did not hold a meeting at which non-independent directors were not in attendance. The independent directors exercise their responsibilities for independent oversight of management, and provide leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.

During 2005, the Board held six Board meetings, four Audit Committee meetings and one Management Resources and Compensation Committee meeting. Attendance at these meetings was as follows:

Director	Board Meeting Attendance	Committee Meeting Attendance
DOUGLAS B. SILVER	6 of 6	n/a
DOUGLAS J. HURST	6 of 6	n/a
GEORGE S. YOUNG	6 of 6	n/a
ROBERT W. SCHAFER	6 of 6	5 of 5
GORDON J. FRETWELL	6 of 6	n/a
RENE G. CARRIER	6 of 6	5 of 5
CHRISTOPHER DALY	6 of 6	4 of 4
COLM ST. ROCH SEVIOUR(1)	4 of 4	1 of 1
EDWARD L. MERCALDO(2)	2 of 3	n/a

(1)

Mr. Seviour became a director on February 22, 2005.

(2)

Mr. Mercaldo became a director on March 7, 2005.

The following Directors currently are directors of other reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Director	Reporting Issuer or equivalent
DOUGLAS B. SILVER	Rockwell Ventures Inc.; Mirasol Resources Ltd.

DOUGLAS J. HURST	Maestro Ventures Ltd.

GEORGE S. YOUNG	Palladon Ventures Ltd.; Fellows Energy Ltd.

ROBERT W. SCHAFER	Copper Ridge Explorations Inc.; Anaconda Gold Corp; South Pacific Minerals Corp.; Amur Minerals Corporation

GORDON J. FRETWELL

Rockwell Ventures Inc.; Continental Minerals Corporation; Quartz Mountain

Resources Ltd.; Copper Ridge Explorations Inc.; Icon Industries Limited; Bell

Resources Corporation; Grandcru Resources Corporation; Pine Valley Mining

Corporation; Keegan Resources Inc.; Northern Dynasty Minerals Ltd.

RENE G. CARRIER	Chartwell Technology Inc.; Continental Minerals Corporation; Quartz Mountain Resources Ltd.; Rockwell Ventures Inc.

COLM ST. ROCH SEVIOUR	Buchans River Ltd.

EDWARD L. MERCALDO	Quest Capital Corp.; Norwood Resources Ltd.

Board Mandate

The Board of Directors has not prepared a written mandate. The Board delineates is role and responsibilities through the approval and monitoring of policies and procedures that ensure sound and ethical business practices. These policies include the requirement of entirely independent members of its Audit, Management Resources and Compensation, and Corporate Governance Committees, a strategic planning process, a written corporate disclosure policy and a whistle blower policy. Through committees of the Board, procedures are in place for the assessment of the overall effectiveness of the Board, individual Directors and the committees of the Board, for succession planning and for the review and approval of procedures related to corporate governance and ethics issues.

Position Descriptions

The Board has developed a written position description for the CEO and Chairman of the Board. The Board has also developed a Charter for each Committee of the Board which delineates the responsibilities of the Committee Chairman.

Orientation and Continuing Education

All new directors are briefed on the role of the Board and its Committees, the Company’s structure, its corporate strategy, financial position and other aspects of the business. Each Board member is provided with a copy of each Committee Charter, all of the Company’s written policies and procedures, and any additional information considered necessary for a complete understanding of the Company’s operations. Annually, the Board has an update session with legal counsel to apprise the Board of new regulations, laws and trends that will have an impact on the management of the Company. All Directors receive a comprehensive monthly report from management of the Company, delineating all activities and developments during the previous month that will affect the direction and management of the Company.

Ethical Business Conduct

The Board has not adopted a formal written code of business conduct and ethics. The Board relies upon the experience of its members and the advice of outside counsel to ensure adherence to ethical business practices. To date the Company has not entered into any transactions or agreements in respect of which a director or executive officer has a material interest. Any such transaction or agreement that has or will come before the Board will be subject to the same decision criteria as any other, and any director with a material interest in the transaction would be required to declare the nature and extent of his interest and would not be entitled to vote on any motion related to said transaction or agreement.

Nomination of Directors

The Corporate Governance Committee, consisting entirely of independent directors, is responsible for the nomination of candidates for new Directors, Lead Director, committee vacancy’s and committee chairs as vacancies arise. In addition, the Corporate Governance Committee’s nomination responsibilities include making recommendations for the size and composition of the Board, general responsibilities and functions of the Board, organization and responsibilities of the Board committees, as well as the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, contractual obligations and the strategic direction of the Company. The plan must include; (i) a written outline describing the desired qualifications, demographics, skills and experience for potential directors; (ii) the appropriate rotation of directors on Board committees; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership.

Compensation

Compensation issues are addressed by the MRC Committee, a Committee of the Board consisting entirely of independent directors. The responsibilities of the MRC Committee include the following:

(a)

In consultation with the Executive Committee and the Corporate Governance Committee identify and nominate prospective members of the Board.

(b)

In consultation with senior management, establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

(c)

Review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee considers, among other factors, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

(d)

Review and approve any salaries or other forms of compensation programs applicable to executive officers of the Company.

(e)

Establish procedures for the operation of the Company to ensure that ethical standards are followed.

(f)

Review the corporate succession and development plans for the Company at the executive officer level.

(g)

Make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans.

(h)

In consultation with management, oversee regulatory compliance with respect to compensation matters, and ensure that the Company’s disclosure is full, complete and continuous.

(i)

To keep abreast of current developments in executive compensation in corporations engaged in similar industries.

(j)

Any other duties or responsibilities expressly delegated to the MRC Committee by the Board from time to time relating to the Company’s compensation programs.

Other Board Committees

In addition to the responsibilities outlined under Nomination of Directors, the Corporate Governance Committee has the following responsibilities:

A.

The Corporate Governance Committee will review and make recommendations to the Board respecting:

corporate governance in general and regarding the Board’s stewardship role in the management of the Company; including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

when required, a candidate for appointment of the office of CEO;

at appropriate intervals: (i) compensation and benefit levels for the directors of the Company and its subsidiaries, and (ii) compensation and benefit levels for the Chair of the Board;

annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and where advisable, any amendments thereto, as well as the establishment or disbanding of board Committees and changes to their composition, including the Chairs thereof;

periodically, directors and officers third party liability insurance coverage; and

the framework for delegating authority from the Board to management.

B.

The Corporate Governance Committee will review, approve and report to the Board on:

the orientation process for new directors and plans for the ongoing development of existing Board members;

the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committees and its members;

annually, in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

annually, in conjunction with the Chair of the CEO, including performance against corporate objectives. The Committee will also report to the MRC Committee in this regard, to assist that committee in its recommendation to the Board respecting the CEO’s compensation;

together with the Chair of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and

the corporate governance disclosures in the Company’s public filings.

C.

The Committee will oversee compliance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy by officers and directors of the Company, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

D.

The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

Assessments

As noted above, the Corporate Governance Committee is charged with assessing the overall performance of individual Directors, the committees of the Board and the Board as a whole.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director or executive officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any of the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described in the Company’s Annual Information Form dated March 27, 2006.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries Directors’ and Officers’ Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $20 million over a term of one year. The premium paid by the Company was $161,625 in respect of its directors and officers as a group for 2006. The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $150,000 with respect to securities claims.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to Multilateral Instrument 52-110 – Audit Committees can be found under the section ‘‘Audit Committee’’ and at Appendix A of the Company’s Annual Information Form dated March 27, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com. Financial information is provided by the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2005.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company’s most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED March 27, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

LOGO

DOUGLAS B. SILVER

Chief Executive Officer

LOGO